Exhibit 99.2

FORM OF LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS

TETON ADVISORS, INC.

SHARES OF CLASS A COMMON STOCK ISSUABLE UPON EXERCISE OF

TRANSFERABLE SUBSCRIPTION RIGHTS TO SUBSCRIBE FOR SUCH SHARES

THE SUBSCRIPTION RIGHTS ARE EXERCISABLE UNTIL 5:00 P.M., NEW YORK, NEW YORK TIME,
ON SEPTEMBER 21, 2022, SUBJECT TO EXTENSION.

[           ], 2022

Dear Stockholder:

This letter is being distributed by Teton Advisors, Inc., a Delaware corporation (the “Company”), to all holders of record (the “Common Shareholders”) of shares of the Company’s Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”) and/or Class B Common Stock , par value $0.001 per share (the “Class B Common Stock”), at 5:00 p.m., New York, New York time, on June 3, 2022 (the “Record Date”), in connection with the distribution in a rights offering (the “Rights Offering”). Pursuant to the Rights Offering, we are distributing, free of charge, to the Common Shareholders collectively, transferable subscription rights (the “Rights”) to purchase up to an aggregate 440,162 shares of Class A Common Stock (the “Shares”) at a subscription price of $15.50 per whole share (the “Subscription Price”).

The Rights and Class A Common Stock are described in the accompanying offering circular, dated [_____], 2022 (as the same may be amended, the “Offering Circular”). The summary of the terms of the Rights Offering contained in this letter is qualified in all respects by the more detailed information found in the Offering Circular.

SUMMARY OF THE TERMS OF THE RIGHTS OFFERING

●	As described in the Offering Circular, each Common Shareholder will receive (i) three (3) Rights for each share of Class A Common Stock and (ii) three (3) Rights for each share of Class B Common Stock, that such Common Shareholder owned as of 5:00 p.m., New York, New York time, on the Record Date.

●	Nine (9) Rights allows the holder thereof to subscribe for one (1) share of Class A Common Stock (the “Basic Subscription Right”) at the Subscription Price of $15.50 per whole share. For example, if a Rights holder owned 300 shares of Class A Common Stock as of 5:00 p.m., New York, New York time on the Record Date, it would receive 900 Rights and would have the right to purchase 100 shares of Class A Common Stock for $15.50 per share with its Basic Subscription Right. If a Rights holder owned 300 shares of Class A Common Stock and 300 shares of Class B Common Stock as of 5:00 p.m., New York, New York time on the Record Date, it would receive 1,800 Rights, and would have the right to purchase 200 shares of Class A Common Stock for $15.50 per share with its Basic Subscription Right. The Company will not issue fractional shares of Class A Common Stock in the Rights Offering. If the number of Rights you exercise would otherwise permit you to purchase a fraction of a share, the number of Shares that you may purchase will be rounded down to the nearest whole share.

●	If a Common Shareholder as of the Record Date (a “Record Date Shareholder”) fully exercises its Basic Subscription Right (other than those rights to acquire less than one whole share of Class A Common Stock, which cannot be exercised), such holder may also exercise an over-subscription privilege (the “Over-Subscription Privilege”) to purchase additional shares of Class A Common Stock that remain unsubscribed at the expiration of the Rights Offering, subject to availability and allocation among persons exercising their Over-Subscription Privilege. The Over-Subscription Privilege will only be available to Record Date Shareholders who fully exercise all Rights initially issued to them. Rights that are sold will not confer any right to acquire any Class A Common Stock in any Over-Subscription Privilege offered.

●	The Rights granted to you are transferable until the Expiration Date and, therefore, you may sell, transfer or assign your Rights to anyone during the offering period. We intend to apply to have such Rights listed for trading on the OTC Pink with a ISIN of US88165Y1192 and a CUSIP number of 88165Y119, under the symbol “TETAAR”. We anticipate that the Rights will be listed upon receipt of FINRA approvals, with trading contingent on such approvals. If the FINRA approvals are granted and trading in the Rights on the OTC Pink commences, trading may be conducted until the fifth business day prior to the Expiration Date (or, if the subscription period is extended, prior to 5:00 PM, New York, New York time, on the fifth business day prior to the extended Expiration Date). However, we cannot give any assurance that the requisite FINRA approvals will be granted, that a market for the Rights will develop or, if a market does develop, of the prices at which the Rights will trade or whether such market will be sustainable throughout the period when the Rights are transferable. If trading of the Rights on the OTC Pink does not occur during the subscription period, Rights holders may still effectuate off-market transfers of their Rights until the Expiration Date.

Rights may be sold by individual holders or may be submitted to the Subscription Agent for sale on the OTC Pink. Assuming the Rights are listed for trading on the OTC Pink, if the Subscription Agent receives Rights for sale in a timely manner, it will use its best efforts to sell the Rights on the OTC Pink. Any Rights submitted to the Subscription Agent for sale on the OTC Pink must be received by the Subscription Agent prior to 5:00 PM, New York, New York time on the fifth business day prior to the Expiration Date (or, if the subscription period is extended, prior to 5:00 PM, New York, New York time, on the fifth business day prior to the extended Expiration Date).

●	The Rights will expire if they are not exercised by 5:00 p.m., New York, New York time, on September 21, 2022 (such time, the “Expiration Date”), subject to extension in the Company’s sole discretion; provided, however, that we may not extend the Expiration Date by more than 45 calendar days past the original Expiration Date. Rights not exercised by the Expiration Date will expire, have no value and cease to be exercisable.

If Record Date Shareholders exercise their Over-Subscription Privilege for more shares than are available to be purchased pursuant to the Over-Subscription Privilege, the unsubscribed shares of Class A Common Stock to be issued pursuant to the exercise of the Over-Subscription Privilege (the “Excess Shares”) will be allocated pro rata among those over-subscribing Record Date Shareholders based on the number of Rights originally issued to them by the Company, subject to the Company’s right to reject in whole or in part any over-subscription request. If there is a pro rata allocation of the Excess Shares and a Record Date Shareholder would otherwise receive an allocation of a greater number of shares than such Record Date Shareholder subscribed for under his or her Over-Subscription Privilege, then, subject to the Company’s acceptance of their over-subscription request, such Record Date Shareholder will be allocated only the number of shares for which such Record Date Shareholder over-subscribed. The Excess Shares will be allocated among all other Record Date Shareholders exercising their Over-Subscription Privilege, again subject to the Company’s right to reject in whole or in part any over-subscription request. If a Record Date Shareholder is not allocated the full amount of shares for which they over-subscribed, such Record Date Shareholder will receive a refund of the Subscription Price, without interest or penalty, delivered for those shares that are not allocated to them. American Stock Transfer & Trust Company, LLC (the “Subscription Agent”) will mail such refunds as soon as practicable after the completion of the offering.

Each Record Date Shareholder will be required to submit payment in full for all the shares such holder wishes to buy with its Basic Subscription Right and Over-Subscription Privilege. Because the total number of Excess Shares will not be known prior to the expiration of the Rights Offering, if a Record Date Shareholder wishes to maximize the number of shares of Class A Common Stock it may purchase pursuant to such holder’s Over-Subscription Privilege, such holder will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum investment amount that the Record Date Shareholder wishes to invest, assuming that no stockholder other than such Record Date Shareholder purchases any shares of Class A Common Stock pursuant to their Basic Subscription Right or Over-Subscription Privilege.

The Company will not be required to issue shares of Class A Common Stock to you if the Subscription Agent does not receive your payment prior to the Expiration Date, regardless of when you send the subscription payment and related documents, unless you send the documents in compliance with the guaranteed delivery procedures described below. The Company may extend the Expiration Date by giving written notice to the Subscription Agent before the expiration of the Rights Offering. If the Company elects to extend the Expiration Date, it will issue a press release announcing such extension no later than 9:00 a.m., New York, New York time, on the next business day after the most recently announced Expiration Date.

The Rights held by each Record Date Shareholder are evidenced by subscription rights certificates (the “Subscription Rights Certificates”). The Rights are transferable and may be sold by you to the extent you do not wish to exercise them.

Enclosed are copies of the following documents:

1.	Offering Circular;

2.	Subscription Rights Certificate;

3.	Instructions for Use of Teton Advisors, Inc. Subscription Rights Certificate;

4.	Notice of Guaranteed Delivery;

5.	Internal Revenue Service (“IRS”) Form W-9; and

6.	A return envelope addressed to the Subscription Agent.

Your prompt action is requested if you intend to participate in the Rights Offering. As described in the Offering Circular, to exercise your Rights, you must properly complete and duly execute your Subscription Rights Certificate, Notice of Guaranteed Delivery (if applicable), and an IRS Form W-9 and forward them, together with payment in full of the aggregate Subscription Price for all of the shares for which you have subscribed pursuant to the Basic Subscription Rights and the Over-Subscription Right, to the Subscription Agent. Do not send the Subscription Rights Certificate or payment to the Company.

Your properly completed and duly executed Subscription Rights Certificate (or Notice of Guaranteed Delivery, if applicable), accompanied by full payment of the aggregate Subscription Price, including final clearance of any checks, must be received by the Subscription Agent before the Expiration Date. Once you have exercised your Rights, you may not cancel, revoke or otherwise amend the exercise of your Rights. Any Rights that are not exercised prior to the Expiration Date will be void, of no value and will cease to be exercisable for Shares, and you will have no further rights under them.

Additional copies of the enclosed materials may be obtained from D.F. King & Co., Inc., the Information Agent. The Information Agent may be contacted by email at tetonadvisors@dfking.com or by telephone at (888) 564-8149. Banks and brokerage firms also may contact the Information Agent at (212) 269-5550. Any questions or requests for assistance concerning the Rights Offering should be directed to the Information Agent.

Very truly yours,

Teton Advisors, Inc.

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